[ING LETTERHEAD]

June 26, 2007

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               ING Senior Income Fund

File Nos.  333-135548; 811-10223

Dear Mr. Thompson:

This letter responds to comments provided to Kim Palmer and Jay Stamper on June 13, 2007 for Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 for ING Senior Income Fund (“Registrant”).  Our summaries of the comments and our responses thereto are provided below.  In addition, attached is the Tandy Letter (Attachment A).

PROSPECTUS

Prospectus Synopsis – Senior Securities

1.                                     Comment:   The Staff requested that we furnish the information for “Senior Securities” in accordance with Form N-2 Item (4)(3) could not be found in the Prospectus.

Response:   The information required by Item (4)(3) of Form N-2 is set out under the heading “Ratios/Supplemental Data” of the Fund’s financial highlights.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

SAI Synopsis – Loan Participation (Page 12)

5.                                     Comment:   The Staff noted that for the purposes of the Fund’s concentration policy, the discussion of “Loan Participations” should include discussions pertaining to both the lender and the borrower.

Response:   The Registrant has included a paragraph following the Fund’s investment restrictions which explains how the Fund treats loan participations in relation to the Fund’s concentration policy.  With the inclusion of this paragraph, the Registrant does not believe that revision to the section referenced above is necessary.  Please see “Attachment B.”

*             *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:           Huey P. Falgout, Jr., Esq.

 ING U.S. Legal Services

Karl Egbert, Esq.

 Dechert LLP

Attachment A

June 26, 2007

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Senior Income Fund (“Fund”)
File Nos. 333-135548; 811-10223

Dear Mr. Thompson:

ING Senior Income Fund (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:         Jeffrey Puretz, Esq.

Dechert LLP

Attachment B

3.                                       make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Fund’s total assets would be invested in such issuer, or the Fund would own more than 25% of any outstanding issue, except that up to 25% of the Fund’s total assets may be invested without regard to the foregoing restrictions.  For the purpose of the foregoing restriction, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of such loan.  In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan.

4.                                       act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating loans.

5.                                       purchase or sell equity securities, real estate, real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options (except that the Fund may, incidental to the purchase or ownership of an interest in a loan, or as part of a borrower reorganization, acquire, sell and exercise warrants and/or acquire or sell other equity securities as well as other assets, such as real estate and real estate mortgage loans.)

6.                                       make loans of money or property to any person, except that the Fund may (i) make loans to corporations or other business entities, or enter into leases or other arrangements that have the characteristics of a loan consistent with its investment objective and policies; (ii) lend portfolio instruments; and (iii) acquire securities subject to repurchase agreements.

7.                                       make investments on margin, hypothecate, mortgage or pledge any of its assets except for the purpose of providing security for borrowings as described above in paragraph 1 and then only in an amount up to 33 1/3% of the Fund’s total assets.

For purposes of paragraph number 2 above, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of that loan.  In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan.

If a percentage restriction set forth in paragraphs 2, 3 or 7 above is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Fund’s investments or amount of total assets will not be considered a violation of any of the foregoing restrictions.

There is no limitation on the percentage of the Fund’s total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale, and to the extent the Fund invests in such instruments, the Fund’s portfolio should be considered illiquid.  The extent to which the Fund invests in such instruments may affect its ability to realize the net asset value (“NAV”) of the Fund in the event of the voluntary or involuntary liquidation of its assets.